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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-158169
June 24, 2010

REALTY INCOME CORPORATION

PRICING TERM SHEET

5.750% Notes due 2021

        This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation's preliminary prospectus supplement dated June 24, 2010 (the "Preliminary Prospectus Supplement"), the accompanying prospectus dated March 24, 2009 and the documents incorporated and deemed to be incorporated by reference therein and Realty Income Corporation's prior issuer free writing prospectus dated June 24, 2010 (relating to a change in the definition of "Total Unencumbered Assets").

Issuer:	Realty Income Corporation
Security:	5.750% Notes due 2021
Size:	$250,000,000
Maturity Date:	January 15, 2021
Coupon:	5.750%, accruing from June 29, 2010
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2011
Price to Public:	99.404%, plus accrued interest, if any
Net Proceeds:	Approximately $246.3 million after deducting the underwriting discount and estimated expenses payable by Realty Income Corporation
Spread to Benchmark Treasury:	+270 basis points
Benchmark Treasury:	3.500% due May 15, 2020
Benchmark Treasury Yield:	3.126%
Reoffer Yield:	5.826%
Optional Redemption:
Make-whole call at Treasury Rate + 40 basis points prior to October 15, 2020 and at 100% of principal amount on and after October 15, 2020, subject to the further terms and provisions set forth in the Preliminary Prospectus Supplement.
Expected Settlement Date:	June 29, 2010
CUSIP/ISIN:	756109AL8 / US756109AL85
Anticipated Ratings:	Baa1 by Moody's Investors Service, Inc. (stable outlook) BBB by Standard & Poor's Ratings Services (stable outlook) BBB+ by Fitch Ratings (stable outlook)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Banc of America Securities LLC Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC
Morgan Keegan & Company, Inc.
Raymond James & Associates, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
RBC Capital Markets Corporation
Robert W. Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated

        Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-877-858-5407, Banc of America Securities LLC (toll free) at 1-800-294-1322 or by email at dg.prospectus_distribution@bofasecurities.com or Wells Fargo Securities, LLC by telephone (toll free) at 1-800-326-5897.

        ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM

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REALTY INCOME CORPORATION PRICING TERM SHEET 5.750% Notes due 2021